Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

To the Shareholders, Board of Directors and Audit Committee
South Plains Financial, Inc.
Lubbock, Texas

We consent to the incorporation by reference in South Plains Financial, Inc.’s Registration Statement (No. 333-231667) on Form S-8 and the Registration Statement (No. 333-250021) on Form S-4/A of our report dated March 7, 2022 relating to the consolidated financial statements of South Plains Financial, Inc. for the year ended December 31, 2021, before the effects of the immaterial correction to retrospectively adjust cash flow activity of certain mortgage loans described in Note 22, which report appears in this Annual Report on Form 10-K. We also consent to the reference to our firm under the caption “Experts” in the Form S-4/A.

/s/ Weaver and Tidwell, L.L.P.

Fort Worth, Texas
March 15, 2024